Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces Third Quarter 2023 Unaudited Financial Results

GUIYANG, China, Nov. 20, 2023 /PRNewswire/ - Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial and Operational Highlights

•	Total net revenues in the third quarter of 2023 were RMB2,263.9 million (US$310.3 million), an increase of 25.2% from RMB1,808.6 million in the same period of 2022.

•	Net income in the third quarter of 2023 was RMB618.4 million (US$84.8 million), an increase of 56.4% from RMB395.5 million in the same period of 2022.

•	Non-GAAP adjusted net income[1] in the third quarter of 2023 was RMB826.6 million (US$113.3 million), an increase of 67.6% from RMB493.0 million in the same period of 2022.

•	Fulfilled orders[2] in the third quarter of 2023 reached 42.5 million, an increase of 27.0% from 33.5 million in the same period of 2022.

•	Average shipper MAUs[3] in the third quarter of 2023 reached 2.13 million, an increase of 15.0% from 1.85 million in the same period of 2022.

Mr. Peter Hui Zhang, Founder, Chairman and Chief Executive Officer of FTA, commented, “Amid the evolving market demand in the logistics industry in the third quarter, we delivered another record-setting quarter with many operational and financial improvements, propelled by further improvements in our product functions and services. Both user scale and number of fulfilled orders achieved significant growth year over year, reflecting the resiliency of domestic economy, the strong network effect of FTA’s nationwide road logistics network and the unparalleled competitive moat created by our unique business model. In addition, our average shipper MAUs reached a new record of 2.13 million during the quarter, validating the considerable growth potential in the small and medium-sized direct shipper market. Going forward, we will continue to uphold our user-centered value proposition while empowering enterprises with greater logistics competitiveness.”

Mr. Simon Cai, Chief Financial Officer of FTA, added, “As our businesses expanded in the third quarter, our monetization capabilities also strengthened, evidenced by sustained growth momentum in both our top line and bottom line. Our total revenue and non-GAAP adjusted net income grew 25.2% and 67.6% year over year, respectively, beating market expectations. Alongside a continuous increase in revenue scale during the quarter, we continued to refine our revenue mix and elevate monetization efficiency, aiming to create more value for our shareholders.”

[1]

Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices as there are substantial uncertainties as to whether the shipping orders are fulfilled.

[3]

Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

Third Quarter 2023 Financial Results

Net Revenues (including value added taxes, or “VAT,” of RMB955.5 million and RMB1,137.9 million for the three months ended September 30, 2022, and 2023, respectively). Total net revenues in the third quarter of 2023 were RMB2,263.9 million (US$310.3 million), representing an increase of 25.2% from RMB1,808.6 million in the same period of 2022, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the third quarter of 2023 were RMB1,904.4 million (US$261.0 million), representing an increase of 25.8% from RMB1,514.0 million in the same period of 2022. The increase was primarily due to an increase in revenues from freight brokerage service as well as continued growth in transaction commissions.

•

Freight brokerage service. Revenues from freight brokerage service in the third quarter of 2023 were RMB1,070.2 million (US$146.7 million), an increase of 18.4% from RMB904.1 million in the same period of 2022, primarily attributable to the continued growth in transaction volume as a result of strong user demand.

•

Freight listing service. Revenues from freight listing service in the third quarter of 2023 were RMB232.1 million (US$31.8 million), an increase of 5.6% from RMB219.7 million in the same period of 2022, primarily due to an increased number of total paying members.

•

Transaction commission. Revenues from transaction commissions amounted to RMB602.1 million (US$82.5 million) in the third quarter of 2023, an increase of 54.3% from RMB390.2 million in the same period of 2022, primarily driven by an increased order volume as well as higher per-order transaction commission.

Value-added services. Revenues from value-added services in the third quarter of 2023 were RMB359.5 million (US$49.3 million), an increase of 22.1% from RMB294.5 million in the same period of 2022, mainly attributable to an increase in revenues from credit solutions and other value-added services.

Cost of Revenues (including VAT net of refund of VAT of RMB687.8 million and RMB870.0 million for the three months ended September 30, 2022, and 2023, respectively). Cost of revenues in the third quarter of 2023 was RMB1,142.1 million (US$156.5 million), compared with RMB953.0 million in the same period of 2022. The increase was primarily due to increases in VAT, related tax surcharges and other tax costs, and net of tax refunds from government authorities. These tax-related costs net of refunds totaled RMB1,032.5 million, representing an increase of 19.1% from RMB866.7 million in the same period of 2022, primarily due to the continued increase in transaction activities involving our freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the third quarter of 2023 were RMB290.8 million (US$39.9 million), compared with RMB232.9 million in the same period of 2022. The increase was primarily due to an increase in advertising and marketing expenses for user acquisitions.

General and Administrative Expenses. General and administrative expenses in the third quarter of 2023 were RMB290.4 million (US$39.8 million), compared with RMB206.6 million in the same period of 2022. The increase was primarily due to higher share-based compensation expenses and settlement in principle of certain U.S. securities class action, which was disclosed in the Form 6-K filed on September 18, 2023.

Research and Development Expenses. Research and development expenses in the third quarter of 2023 were RMB237.7 million (US$32.6 million), compared with RMB226.6 million in the same period of 2022. The increase was primarily due to higher share-based compensation expenses.

Income from Operations. Income from operations in the third quarter of 2023 was RMB247.1 million (US$33.9 million), an increase of 74.4% from RMB141.7 million in the same period of 2022.

Non-GAAP Adjusted Operating Income.4 Non-GAAP adjusted operating income in the third quarter of 2023 was RMB458.5 million (US$62.8 million), an increase of 88.8% from RMB242.8 million in the same period of 2022.

Net Income. Net income in the third quarter of 2023 was RMB618.4 million (US$84.8 million), an increase of 56.4% from RMB395.5 million in the same period of 2022.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the third quarter of 2023 was RMB826.6 million (US$113.3 million), an increase of 67.6% from RMB493.0 million in the same period of 2022.

Basic and Diluted Net Income per ADS5 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.6 Basic and diluted net income per ADS were RMB0.58 (US$0.08) in the third quarter of 2023, compared with basic and diluted net income per ADS of RMB0.37 in the same period of 2022. Non-GAAP adjusted basic and diluted net income per ADS were RMB0.78 (US$0.11) in the third quarter of 2023, compared with non-GAAP adjusted basic and diluted net income per ADS of RMB0.46 in the same period of 2022.

Balance Sheet and Cash Flow

As of September 30, 2023, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products of RMB27.4 billion (US$3.8 billion) in total, compared with RMB26.3 billion as of December 31, 2022.

As of September 30, 2023, the total outstanding balance of the on-balance sheet loans, consisting of the total principal amounts and all accrued and unpaid interests (net of provisions) of the loans funded through our small loan company, was RMB3,375.7 million (US$462.7 million), compared with RMB2,648.4 million as of December 31, 2022. The total non-performing loan ratio7 for these loans was 1.7% as of September 30, 2023, compared with 2.0% as of December 31, 2022.

In the third quarter of 2023, net cash provided by operating activities was RMB717.1 million (US$98.3 million).

[4]

Non-GAAP adjusted operating income is defined as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) settlement in principle of U.S. securities class action, which is non-recurring. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[5]	ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.
[6]

Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[7]

Non-performing loan ratio is calculated by dividing the outstanding principal and all accrued and unpaid interests of the on-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the total outstanding principal and all accrued and unpaid interests of the on-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date.

Business Outlook

The Company expects its total net revenues to be between RMB2.27 billion and RMB2.32 billion for the fourth quarter of 2023, representing a year-over-year growth rate of approximately 18.2% to 20.6%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Share Repurchase Update

On March 3, 2023, the Company’s Board of Directors authorized a share repurchase program, under which the Company may repurchase up to US$500 million of the Company’s ADSs during a period of up to 12 months starting from March 13, 2023. As of November 17, 2023, the Company had repurchased an aggregate of approximately 22.8 million ADSs for approximately US$147.3 million from the open market under the share repurchase program.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB7.2960 to US$1.00, the exchange rate in effect as of September 29, 2023, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on November 20, 2023, or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter of 2023.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong, SAR (toll free):	800-963-976
Hong Kong, SAR:	+852-5808-1995
United Kingdom (toll free):	08082389063
Singapore (toll free):	800-120-5863
Access Code:	4935510

The replay will be accessible through November 27, 2023, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	8104529

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and online transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to make logistics smarter, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions and (iii) compensation cost incurred in relation to continuing service terms in business acquisitions and (iv) settlement in principle of U.S. securities class action. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; (iii) compensation cost incurred in relation to continuing service terms in business acquisitions; (iv) settlement in principle of U.S. securities class action, which is non-recurring; and (v) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations. Share-based compensation expense, amortization of intangible assets resulting from business acquisitions, compensation cost incurred in relation to continuing service terms in business acquisitions and tax effects of non-GAAP adjustments have been and may continue to be incurred in its business and are not reflected in the presentation of its non-GAAP financial measures.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income/(loss), net income/(loss), net income/(loss) attributable to ordinary shareholders and basic and diluted net income/(loss) per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures to the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of COVID-19 outbreaks, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,137,312	6,735,661	923,199
Restricted cash – current	83,759	103,379	14,169
Short-term investments	21,087,089	13,107,008	1,796,465
Accounts receivable, net	13,015	21,292	2,918
Loans receivable, net	2,648,449	3,375,680	462,675
Prepayments and other current assets	2,034,427	2,422,968	332,095

Total current assets	31,004,051	25,765,988	3,531,521
Restricted cash – non-current	—	10,000	1,371
Long-term investments[1]	1,774,270	9,243,220	1,266,889
Property and equipment, net	108,824	171,771	23,543
Intangible assets, net	502,421	460,686	63,142
Goodwill	3,124,828	3,124,828	428,293
Deferred tax assets	41,490	41,680	5,713
Operating lease right-of-use assets and land use rights	132,000	108,079	14,813
Other non-current assets	8,427	27,578	3,780

Total non-current assets	5,692,260	13,187,842	1,807,544

TOTAL ASSETS	36,696,311	38,953,830	5,339,065

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	27,953	30,850	4,228
Amount due to related parties	122,152	—	—
Prepaid for freight listing fees and other service fees– current	462,080	559,306	76,659
Income tax payable	52,233	75,910	10,404
Other tax payable	721,597	781,810	107,156
Operating lease liabilities – current	44,590	40,320	5,526
Accrued expenses and other current liabilities	1,301,160	1,650,101	226,165

Total current liabilities	2,731,765	3,138,297	430,138
Deferred tax liabilities	121,611	111,846	15,330
Operating lease liabilities – non-current	35,931	17,127	2,347
Prepaid for freight listing fees – non-current	—	24,415	3,346

Total non-current liabilities	157,542	153,388	21,023

TOTAL LIABILITIES	2,889,307	3,291,685	451,161

MEZZANINE EQUITY
Redeemable non-controlling interests	149,771	272,668	37,372
SHAREHOLDERS’ EQUITY
Ordinary shares	1,377	1,368	188
Treasury stock	—	(442,641)	(60,669)
Additional paid-in capital	47,758,178	47,599,279	6,524,024
Accumulated other comprehensive income	2,511,170	3,202,775	438,977
Accumulated deficit	(16,613,492)	(14,984,693)	(2,053,823)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	33,657,233	35,376,088	4,848,697
Non-controlling interests	—	13,389	1,835

TOTAL SHAREHOLDERS’ EQUITY	33,657,233	35,389,477	4,850,532

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	36,696,311	38,953,830	5,339,065

[1]

.The Company’s long-term investments consist of investments in equity investees, available-for-sale debt investments, long-term time deposits and wealth management products with maturities over one year.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Revenues (including value added taxes, “VAT”, of RMB955.5 million and RMB1,137.9 million for the three months ended September 30, 2022 and 2023, respectively)	1,808,560	2,062,028	2,263,917	310,296	4,811,171	6,028,202	826,234
Operating expenses:
Cost of revenues (including VAT net of refund of VAT of RMB687.8 million and RMB870.0 million for the three months ended September 30, 2022 and 2023, respectively)(1)	(952,953)	(975,269)	(1,142,057)	(156,532)	(2,562,772)	(2,966,699)	(406,620)
Sales and marketing expenses(1)	(232,911)	(281,772)	(290,782)	(39,855)	(621,140)	(818,231)	(112,148)
General and administrative expenses(1)	(206,556)	(201,711)	(290,443)	(39,809)	(1,009,752)	(671,661)	(92,059)
Research and development expenses(1)	(226,615)	(223,696)	(237,716)	(32,582)	(663,944)	(691,291)	(94,749)
Provision for loans receivable	(50,312)	(51,146)	(62,948)	(8,628)	(140,372)	(166,972)	(22,885)

Total operating expenses	(1,669,347)	(1,733,594)	(2,023,946)	(277,406)	(4,997,980)	(5,314,854)	(728,461)
Other operating income	2,471	5,355	7,089	972	30,077	33,265	4,559

Income (loss) from operations	141,684	333,789	247,060	33,862	(156,732)	746,613	102,332
Other income (expense)
Interest income	118,180	285,461	297,249	40,741	281,334	828,824	113,600
Interest expenses	(14)	—	—	—	(175)	—	—
Foreign exchange gain	2,196	272	585	80	13,517	760	104
Investment income	3,683	4,471	22,605	3,098	4,199	29,789	4,083
Unrealized (loss) gain from fair value changes of trading securities and derivative assets	(12,217)	8,268	(12,124)	(1,662)	(68,376)	6,105	837
Other (expenses) income, net	217,463	4,259	116,885	16,020	225,546	127,807	17,517
Share of loss in equity method investees	(352)	(696)	(236)	(32)	(1,173)	(1,242)	(170)

Total other income	328,939	302,035	424,964	58,245	454,872	992,043	135,971

Net income before income tax	470,623	635,824	672,024	92,107	298,140	1,738,656	238,303
Income tax expense	(75,140)	(26,832)	(53,601)	(7,347)	(81,925)	(99,813)	(13,681)

Net income	395,483	608,992	618,423	84,760	216,215	1,638,843	224,622
Less: net income (loss) attributable to non-controlling interests	—	14	(675)	(93)	539	(661)	(91)
Less: measurement adjustment attributable to redeemable non-controlling interest	1,978	3,441	4,745	650	2,754	10,705	1,467

Net income attributable to ordinary shareholders	393,505	605,537	614,353	84,203	212,922	1,628,799	223,246

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ordinary share
—Basic	0.02	0.03	0.03	0.00	0.01	0.08	0.01
—Diluted	0.02	0.03	0.03	0.00	0.01	0.08	0.01
Net income per ADS*
—Basic	0.37	0.57	0.58	0.08	0.20	1.54	0.21
—Diluted	0.37	0.57	0.58	0.08	0.20	1.54	0.21
Weighted average number of ordinary shares used in computing net Income per share
—Basic	21,225,248,350	21,177,034,098	21,025,267,682	21,025,267,682	21,608,943,928	21,166,923,739	21,166,923,739
—Diluted(2)	21,317,731,840	21,218,841,485	21,059,252,652	21,059,252,652	21,671,971,342	21,211,661,056	21,211,661,056
Weighted average number of ADS used in computing net income per ADS
—Basic	1,061,262,418	1,058,851,705	1,051,263,384	1,051,263,384	1,080,447,196	1,058,346,187	1,058,346,187
—Diluted(2)	1,065,886,592	1,060,942,074	1,052,962,633	1,052,962,633	1,083,598,567	1,060,583,053	1,060,583,053
* Each ADS represents 20 ordinary shares. (1) Share-based compensation expense in operating expenses are as follows:
	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	1,759	1,381	2,796	383	4,594	5,983	820
Sales and marketing expenses	8,098	13,075	15,217	2,086	27,608	39,489	5,412
General and administrative expenses	57,604	68,124	81,249	11,136	607,680	208,214	28,538
Research and development expenses	13,804	17,046	22,938	3,144	44,135	57,466	7,876

Total	81,265	99,626	122,200	16,749	684,017	311,152	42,646

(2)

Weighted average number of ordinary shares/ADS used in computing diluted net income per share/ADS are adjusted by the potentially dilutive effects of ordinary shares/ADS issuable upon the exercise of outstanding share options.

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Income (loss) from operations	141,684	333,789	247,060	33,862	(156,732)	746,613	102,332
Add:
Share-based compensation expense	81,265	99,626	122,200	16,749	684,017	311,152	42,646
Amortization of intangible assets resulting from business acquisitions	14,121	13,021	13,021	1,785	42,363	39,063	5,354
Compensation cost incurred in relation to acquisitions	5,708	4,281	4,281	587	17,633	12,843	1,760
Settlement in principle of U.S. securities class action	—	—	71,900	9,855	—	71,900	9,855

Non-GAAP adjusted Operating income	242,778	450,717	458,462	62,838	587,281	1,181,571	161,947

Net income	395,483	608,992	618,423	84,760	216,215	1,638,843	224,622
Add:
Share-based compensation expense	81,265	99,626	122,200	16,749	684,017	311,152	42,646
Amortization of intangible assets resulting from business acquisitions	14,121	13,021	13,021	1,785	42,363	39,063	5,354
Compensation cost incurred in relation to acquisitions	5,708	4,281	4,281	587	17,633	12,843	1,760
Settlement in principle of U.S. securities class action	—	—	71,900	9,855	—	71,900	9,855
Tax effects of non-GAAP adjustments	(3,530)	(3,255)	(3,255)	(446)	(10,590)	(9,765)	(1,339)

Non-GAAP adjusted net income	493,047	722,665	826,570	113,290	949,638	2,064,036	282,898

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended				Nine months ended
	September 30, 2022	June 30, 2023	September 30, 2023	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	393,505	605,537	614,353	84,203	212,922	1,628,799	223,246
Add:
Share-based compensation expense	81,265	99,626	122,200	16,749	684,017	311,152	42,646
Amortization of intangible assets resulting from business acquisitions	14,121	13,021	13,021	1,785	42,363	39,063	5,354
Compensation cost incurred in relation to acquisitions	5,708	4,281	4,281	587	17,633	12,843	1,760
Settlement in principle of U.S. securities class action	—	—	71,900	9,855	—	71,900	9,855
Tax effects of non-GAAP adjustments	(3,530)	(3,255)	(3,255)	(446)	(10,590)	(9,765)	(1,339)

Non-GAAP adjusted net income attributable to ordinary shareholders	491,069	719,210	822,500	112,733	946,345	2,053,992	281,522

Non-GAAP adjusted net income per ordinary share
—Basic	0.02	0.03	0.04	0.01	0.04	0.10	0.01
—Diluted	0.02	0.03	0.04	0.01	0.04	0.10	0.01
Non-GAAP adjusted net income per ADS
—Basic	0.46	0.68	0.78	0.11	0.88	1.94	0.27
—Diluted	0.46	0.68	0.78	0.11	0.87	1.94	0.27